B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016

Gold revenue	$154,109	$193,049	$464,687	$502,104

Cost of sales
Production costs	(72,777)	(69,942)	(220,622)	(197,732)
Depreciation and depletion	(37,551)	(44,234)	(118,946)	(117,485)
Royalties and production taxes	(6,539)	(7,840)	(17,954)	(19,261)
Total cost of sales	(116,867)	(122,016)	(357,522)	(334,478)

Gross profit	37,242	71,033	107,165	167,626

General and administrative	(8,485)	(8,137)	(25,229)	(23,799)
Share-based payments (Note 9)	(3,938)	(3,963)	(13,252)	(11,435)
Gain on sale of Lynn Lake royalty (Note 6)	—	—	6,593	—
Write-down of mineral property interests (Note 6)	(2,046)	(9,749)	(3,485)	(13,616)
Provision for non-recoverable input taxes	208	(479)	(1,340)	(1,508)
Foreign exchange losses	(1,472)	(105)	(2,880)	(1,890)
Other	(259)	(714)	(1,543)	(4,298)
Operating income	21,250	47,886	66,029	111,080

Unrealized gain (loss) on fair value of convertible notes (Note 8)	8,046	(9,276)	(3,932)	(52,669)
Community relations	(1,658)	(677)	(4,329)	(2,522)
Interest and financing expense	(2,140)	(2,293)	(7,411)	(8,225)
Realized losses on derivative instruments	(1,344)	(3,264)	(2,684)	(12,511)
Unrealized gains (losses) on derivative instruments	2,454	12,532	(16)	2,432
Write-down of long-term investments (Note 5)	(157)	(3)	(1,613)	(185)
Other	(1,230)	(83)	(1,421)	(1,408)
Income before taxes	25,221	44,822	44,623	35,992

Current income tax, withholding and other taxes expense (Note 14)	(6,975)	(6,664)	(14,233)	(14,999)
Deferred income tax (expense) recovery (Note 14)	(5,853)	(2,480)	(3,290)	9,530
Net income for the period	$12,393	$35,678	$27,100	$30,523

Attributable to:
Shareholders of the Company	$11,443	$34,923	$26,973	$32,910
Non-controlling interests	950	755	127	(2,387)
Net income for the period	$12,393	$35,678	$27,100	$30,523

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.01	$0.04	$0.03	$0.04
Diluted	$ 0.00	$0.04	$0.03	$0.03

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	978,680	948,305	975,246	935,276
Diluted	1,058,345	970,994	990,946	947,707

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016

Net income for the period	$12,393	$35,678	$27,100	$30,523

Other comprehensive (loss) income
Items that may be reclassified subsequently to net income:
Unrealized (loss) gain on investments, net of deferred tax expense (Note 5)	(94)	153	465	3,645
Other comprehensive (loss) income for the period	(94)	153	465	3,645
Total comprehensive income for the period	$12,299	$35,831	$27,565	$34,168

Total other comprehensive (loss) income attributable to:
Shareholders of the Company	$(94)	$153	$465	$3,645
Non-controlling interests	—	—	—	—
	$(94)	$153	$465	$3,645

Total comprehensive income (loss) attributable to:
Shareholders of the Company	$11,349	$35,076	$27,438	$36,555
Non-controlling interests	950	755	127	(2,387)
	$12,299	$35,831	$27,565	$34,168

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
Operating activities
Net income for the period	$12,393	$35,678	$27,100	$30,523
Mine restoration provisions settled	(231)	(24)	(255)	(122)
Non-cash charges, net (Note 15)	27,377	57,434	101,378	190,044
Changes in non-cash working capital (Note 15)	2,511	(6,879)	(22,814)	(10,601)
Proceeds from prepaid sales (Note 10)	—	—	30,000	120,000
Changes in long-term value added tax receivables	(278)	4,107	(6,015)	(371)
Cash provided by operating activities	41,772	90,316	129,394	329,473

Financing activities
Credit facility, drawdowns net of transaction costs (Note 8)	70,699	—	120,341	50,000
Repayment of credit facility (Note 8)	—	(25,000)	—	(125,000)
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 8)	6,085	—	6,085	11,043
Repayment of Otjikoto equipment loan facility (Note 8)	(2,579)	—	(7,117)	(3,823)
Fekola equipment loan facility, drawdowns net of transaction costs (Note 8)	—	—	37,132	—
Repayment of Fekola equipment loan facility (Note 8)	—	—	(1,997)	—
Masbate equipment loan facility, drawdowns net of transaction costs (Note 8)	8,114	—	8,114	—
Repayment of Nicaraguan equipment loans	(416)	(423)	(1,135)	(1,355)
Interest and commitment fees paid	(1,485)	(2,301)	(11,033)	(12,101)
Common shares issued for cash on exercise of stock options (Note 9)	1,869	30,234	25,068	37,029
Common shares issued under At-The-Market offering, net of issuance costs (Note 9)	—	24,963	—	24,963
Restricted cash movement	(849)	(203)	(6,948)	(1,372)
Cash provided (used) by financing activities	81,438	27,270	168,510	(20,616)

Investing activities
Expenditures on mining interests:
Otjikoto Mine, development and sustaining capital	(20,881)	(7,523)	(36,088)	(33,849)
Masbate Mine, development and sustaining capital	(6,114)	(4,911)	(36,480)	(22,261)
Libertad Mine, development and sustaining capital	(5,868)	(2,287)	(18,137)	(13,987)
Limon Mine, development and sustaining capital	(4,541)	(2,328)	(10,976)	(5,289)
Fekola Project, development	(65,318)	(64,180)	(208,109)	(161,619)
Gramalote Project, prefeasibility and exploration	(3,512)	(1,990)	(8,692)	(4,806)
Other exploration and development (Note 15)	(14,942)	(10,539)	(40,615)	(23,372)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 6)	—	—	6,593	—
Purchase of non-controlling interest	—	—	—	(6,000)
Other	(84)	168	(201)	807
Cash used by investing activities	(121,260)	(93,590)	(352,705)	(270,376)

Increase (decrease) in cash and cash equivalents	1,950	23,996	(54,801)	38,481

Effect of exchange rate changes on cash and cash equivalents	(434)	(40)	(161)	134
Cash and cash equivalents, beginning of period	88,193	99,802	144,671	85,143
Cash and cash equivalents, end of period	$89,709	$123,758	$89,709	$123,758

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at September 30, 2017	As at December 31, 2016
Assets
Current
Cash and cash equivalents	$89,709	$144,671
Accounts receivable, prepaids and other	14,563	10,723
Value-added and other tax receivables	19,925	16,984
Inventories (Note 4)	118,088	104,691
	242,285	277,069
Long-term investments (Note 5)	8,950	10,028
Value-added tax receivables	22,698	18,024
Mining interests (Notes 6 and Note 18 - Schedules)
Owned by subsidiaries	2,208,960	1,950,356
Investments in joint ventures	61,671	53,724
Other assets (Note 7)	34,635	26,934
	$2,579,199	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$93,433	$81,722
Current taxes payable	11,724	13,180
Current portion of long-term debt (Note 8)	27,287	13,935
Current portion of derivative instruments at fair value (Note 12)	7,682	3,466
Current portion of prepaid sales (Note 10)	60,000	57,450
Other current liabilities	6,961	6,288
	207,087	176,041
Derivative instruments at fair value (Note 12)	2,348	6,439
Long-term debt (Note 8)	634,418	472,845
Prepaid sales (Note 10)	45,000	62,550
Mine restoration provisions	82,305	81,162
Deferred income taxes	77,432	74,072
Employee benefits obligation	7,702	7,860
Other long-term liabilities	423	602
	1,056,715	881,571
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 979,174,457 common shares (Dec 31, 2016 – 964,892,433)	2,192,696	2,151,993
Contributed surplus	55,843	56,191
Accumulated other comprehensive loss	(94,970)	(95,435)
Deficit	(640,787)	(667,760)
	1,512,782	1,444,989
Non-controlling interests	9,702	9,575
	1,522,484	1,454,564
	$2,579,199	$2,336,135

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income for the period	—	—	—	—	26,973	127	27,100
Unrealized gain on investments, net of deferred tax expense (Note 5)	—	—	—	465	—	—	465
Shares issued on exercise of stock options (Note 9)	12,522	24,269	—	—	—	—	24,269
Shares issued on vesting of RSUs	1,760	3,584	(3,584)	—	—	—	—
Share-based payments (Note 9)	—	—	16,086	—	—	—	16,086
Transfer to share capital on exercise of stock options	—	12,850	(12,850)	—	—	—	—

Balance at September 30, 2017	979,174	$2,192,696	$55,843	$(94,970)	$(640,787)	$9,702	$1,522,484

	2016
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2015	927,073	$2,036,778	$70,051	$(96,254)	$(706,891)	$8,855	$1,312,539

Net income (loss) for the period	—	—	—	—	32,910	(2,387)	30,523
Unrealized gain on investments, net of deferred tax expense	—	—	—	3,645	—	—	3,645
Shares issued on exercise of stock options	17,923	37,029	—	—	—	—	37,029
Shares issued on vesting of RSUs	2,534	4,984	(4,984)	—	—	—	—
Shares issued for mineral property interests	616	1,716	—	—	—	—	1,716
Shares issued from incentive trust (Note 9)	—	16	—	—	—	—	16
Shares issued under At-The-Market offering (Note 9)	7,597	24,699	—	—	—	—	24,699
Share-based payments (Note 9)	—	—	12,331	—	—	—	12,331
Transfer to share capital on exercise of stock options and incentive plan shares	—	21,665	(21,665)	—	—	—	—

Balance at September 30, 2016	955,743	$2,126,887	$55,733	$(92,609)	$(673,981)	$6,468	$1,422,498

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Namibia, one in the Philippines, two in Nicaragua and a fifth mine in Mali which entered into the commissioning and testing phase in September 2017 and announced its first gold pour on October 7, 2017). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland.

The Company currently operates the Fekola Mine in Mali, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company presently has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 7, 2017.

Accounting standards and amendments issued but not yet adopted

IFRS 15 - Revenue from contracts with customers

The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company’s financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company’s credit risk will be recorded through other comprehensive income.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

3	Significant accounting judgements and estimates

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets and depreciation and amortization charges.

4	Inventories

	September 30, 2017	December 31, 2016
	$	$

Gold and silver bullion	29,780	21,220
In-process inventory	8,257	8,365
Ore stock-pile inventory	18,579	15,874
Materials and supplies	61,472	59,232
	118,088	104,691

5	Long-term investments

	September 30, 2017				December 31, 2016

	Cost $	Total Impairment $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Available for sale investments:
Calibre Mining Corp.	7,844	(4,330)	2,488	6,002	7,844	(4,330)	2,059	5,573
RTG Mining Inc.	13,400	(12,095)	—	1,305	13,400	(10,977)	—	2,423
St. Augustine Gold & Copper Ltd.	20,193	(18,658)	104	1,639	20,193	(18,163)	—	2,030
Goldstone Resources Ltd.	20	(18)	2	4	20	(18)	—	2
Balance, end of period	41,457	(35,101)	2,594	8,950	41,457	(33,488)	2,059	10,028

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	September 30, 2017	December 31, 2016
	$	$
Property, plant and equipment (depletable)
Otjikoto Mine, Namibia
Cost	517,882	481,378
Accumulated depreciation and depletion	(144,519)	(95,698)
	373,363	385,680
Masbate Mine, Philippines
Cost, net of impairment	561,206	517,457
Accumulated depreciation and depletion	(192,775)	(165,224)
	368,431	352,233
Libertad Mine, Nicaragua
Cost, net of impairment	324,289	300,816
Accumulated depreciation and depletion	(258,747)	(226,488)
	65,542	74,328
Limon Mine, Nicaragua
Cost, net of impairment	166,126	151,186
Accumulated depreciation and depletion	(121,635)	(107,255)
	44,491	43,931

Masbate undeveloped mineral interests, net of impairment (non-depletable)	60,880	60,880

Mine under construction (non-depletable)
Fekola, Mali	1,152,703	908,855

Exploration and evaluation properties (non-depletable)
Fekola Regional, Mali	15,216	9,326
Kiaka, Burkina Faso	68,751	64,907
Toega, Burkina Faso	9,089	4,819
Mocoa, Colombia	29,016	29,004
Other	20,859	15,906
	142,931	123,962
Corporate & other
Office, furniture and equipment, net	619	487
	2,208,960	1,950,356
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	61,671	53,724
	2,270,631	2,004,080
Sale of Lynn Lake Royalty
On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production.

The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfill the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
Masbate
As reported by the Company on February 2, 2017, the Department of Natural Resources (the "DENR") announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. The Company believes that it continues to be in compliance with Philippine’s laws and regulations.
Fekola
Fekola non-controlling interest
In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company’s interest in the Fekola Project. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. The Company recently finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project.
Calibre
During the quarter ended September 30, 2016, the Company made the decision to restructure its 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. As a result, the property has been written down to its estimated fair value of $3.2 million and write-offs totalling $8.5 million were recognized in net income during the quarter.

Chile

During the nine months to September 30, 2016, the Company elected not to continue with the Pampa Paciencia and Cerro Barco projects in Chile. As a result, the company wrote-off expenditures totalling $3.7 million related to these projects during the period.

Quebradona

During the quarter ended September 30, 2016, the Company determined that the carrying value of the Quebradona Property in Colombia was no longer recoverable. The book value of $1.2 million was recognised as a write-down during the period.

7	Other assets

	September 30, 2017	December 31, 2016
	$	$

Loan receivable, including accrued interest	7,720	7,181
Debt service reserve accounts (Note 8)	10,859	5,235
Reclamation deposits	2,204	2,177
Low-grade stockpile	9,858	6,909
Derivative instruments at fair value	1,453	1,585
Other	2,541	3,847
	34,635	26,934

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Long-term debt

	September 30, 2017	December 31, 2016
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	13,711	4,043
	272,461	262,793
Revolving corporate credit facility:
Principal amount	325,000	200,000
Less: unamortized transaction costs	(6,272)	(3,047)
	318,728	196,953
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	37,259	—
Otjikoto equipment loan facility (net of unamortized transaction costs)	23,378	24,134
Masbate equipment loan facility (net of unamortized transaction costs)	8,115	—
Nicaraguan equipment loans	1,764	2,900
	70,516	27,034

	661,705	486,780

Less: current portion	(27,287)	(13,935)
	634,418	472,845

Convertible senior subordinated notes
As at September 30, 2017, the fair value of the convertible senior subordinated notes (“convertible notes”) was $272.5 million. The gain (loss) on fair value of convertible notes recorded in the statement of operations for the three and nine months ended September 30, 2017 was $8.0 million and $(3.9) million, respectively (2016 – loss of $(9.3) million and $(52.7) million, respectively). The change in fair value of the notes recognized in the statement of operations for the three and nine months ended September 30, 2017 is stated after reducing it by $3.4 million and $9.9 million, respectively (2016 – $2.1 million and $4.6 million, respectively) for interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
Revolving corporate credit facility

On May 8, 2017, Canadian Imperial Bank of Commerce joined the Company’s revolving credit facility (“existing RCF”) Bank Lending Syndicate and the aggregate amount of the existing RCF increased from $350 million to $425 million. On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") for an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.

The amended RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. From January 1, 2018, to October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, then the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less, and (2) maturity of the convertible notes on October 1, 2018.

As at September 30, 2017, the Company had drawn down $325 million under the $500 million amended RCF, leaving an undrawn and available balance under the facility of $175 million.

For three and nine months ended September 30, 2017, the interest and financing expense relating to the RCF recognized in the statement of operations was reduced by $2.9 million and $6.0 million, respectively (2016 – $1.0 million and $2.4

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

million, respectively), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2017, the Company was in compliance with these debt covenants.

Subsequent to September 30, 2017, the Company drew down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $150 million.
Fekola equipment loan facility
During the three and nine months ended September 30, 2017, the Company drew down Euro nil and Euro 35.0 million, respectively ($nil and $37.4 million equivalent, respectively) under the facility. As at September 30, 2017, Euro 36.4 million ($43.0 million equivalent) was available for future drawdowns. Subsequent to September 30, 2017, the Company has drawn down an additional Euro 8.0 million ($9.4 million equivalent) under the Fekola equipment facility leaving an undrawn and available balance of Euro 28.4 million ($33.2 million equivalent).

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2017, the balance in the DSRA was Euro 4.6 million ($5.4 million equivalent, see Note 7).

Otjikoto equipment loan facility
On May 30, 2017, the term over which loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown. During the three months ended September 30, 2017, the Company drew down the full $6.2 million available under the facility.
Masbate equipment loan facility

On June 1, 2017, the Company entered into a $17.8 million term equipment facility (the "Equipment Facility") with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan.

During the three and nine months ended September 30, 2017, the Company made an initial drawdown of $8.7 million under the facility. As at September 30, 2017, $9.1 million was available for future drawdowns. Subsequent to September 30, 2017, the Company has drawn down an additional $2.4 million under the Masbate equipment facility leaving an undrawn and available balance of $6.7 million.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at September 30, 2017, the Company had 979,174,457 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended September 30, 2017, the Company granted 0.1 million stock options to employees. These options have a weighted average exercise price of C$3.27, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.26%, an expected life of 3.2 years, an expected volatility of 62%, and a dividend yield rate of nil.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the nine months ended September 30, 2017, the Company granted 23.0 million stock options to employees. These options have a weighted average exercise price of C$3.65, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.89%, an expected life of 3.2 years, an expected volatility of 61%, and a dividend yield rate of nil. The total number of stock options outstanding at September 30, 2017 was 58.7 million.

A summary of changes to stock options outstanding:

	Number of outstanding options ('000's)	Weighted-average exercise price (in Cdn. $)

Outstanding at December 31, 2016	50,062	2.24
Granted	22,968	3.65
Exercised	(12,522)	2.57
Forfeited or expired	(1,825)	3.20
Outstanding at September 30, 2017	58,683	2.69
For the three and nine months ended September 30, 2017, share-based payments expense, relating to the vesting of stock options, was $3.3 million and $10.2 million, respectively (2016 - $1.4 million and $6.1 million, respectively), net of $0.9 million and $2.6 million, respectively (2016 - $0.2 million and $0.8 million, respectively) capitalized to mining interests.
For the three and nine months ended September 30, 2017, the Company issued 1.0 million and 12.5 million shares, respectively, for proceeds of $1.9 million and $24.3 million, respectively, from the exercise of stock options.
During the three and nine months ended September 30, 2017, the Company granted 0.2 million and 1.8 million RSUs, respectively to employees. The total number of RSUs outstanding at September 30, 2017 was 1.3 million.
For the three and nine months ended September 30, 2017, share-based payments expense, relating to the vesting of RSUs, was $0.6 million and $3.0 million, respectively (2016 - $0.4 million and $3.2 million, respectively), net of $0.2 million and $0.2 million, respectively (2016 - $nil and $0.1 million, respectively) capitalized to mining interests.
During the the nine months ended September 30, 2016, 1 million common shares were awarded from the trust under the Incentive Plan. In connection with the award, the Company recorded a share-based payments expense of $2.2 million (the market value of the shares on the date of the award).
During the quarter ended September 30, 2016, the Company issued 7.6 million shares at an average price of $3.50 for gross proceeds of $26.6 million (net proceeds of $24.7 million after deducting costs associated with the issuance) under the Company's At-The-Market offering.
Earnings per share
For the three months ended September 30, 2017, potential share issuances arising from any future conversion of the convertible notes are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive. For the nine months ended September 30, 2017, there is no adjustment required as these securities are anti-dilutive for that period.
The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016

Net income for the period attributable to shareholders of the company	$11,443	$34,923	$26,973	$32,910
Dilutive impact of gain on fair value of convertible notes	$(8,046)	$—	$—	$—
Diluted net income for the period	$3,397	$34,923	$26,973	$32,910

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016

Basic weighted average number of common shares outstanding (in thousands)	978,680	948,305	975,246	935,276

Effect of dilutive securities
Convertible notes	65,798	—	—	—
Stock options	13,509	21,792	15,268	11,689
Restricted share units	358	897	432	742
Diluted weighted average number of common shares outstanding (in thousands)	1,058,345	970,994	990,946	947,707
The following is the basic and diluted earnings per share:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016

Earnings per share (attributable to shareholders of the Company)
Basic	$0.01	$0.04	$0.03	$0.04
Diluted	$ 0.00	$0.04	$0.03	$0.03

10	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales on the balance sheet at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the three and nine months ended September 30, 2017, the Company delivered 12,908 and 38,724 ounces, respectively, into contracts valued at $15.0 million and $45.0 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

The Company did not enter into any new contracts for the 3 months ended September 30, 2017. During the nine months ended September 30, 2017, the Company entered into new contracts for 25,282 ounces valued at $30.0 million.

As at September 30, 2017, the Company had $105 million of outstanding contracts for the delivery of 89,824 ounces with 12,909 ounces to be delivered during 2017, 51,633 ounces during 2018 and 25,282 ounces during 2019.

11	Gold commitments

As at September 30, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding. These contracts were excluded from the scope of IAS 39 and accounted for as executory contracts because they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts are recorded in the financial statements.

	2017	2018	Total
Gold forward contracts:
Ounces	2,250	7,500	9,750
Average price per ounce (rand)	16,020	16,020	16,020

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Derivative Financial instruments

Gold forwards

As at September 30, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto Mine were outstanding (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	8,979	35,916	44,895
Average price per ounce (rand)	15,044	15,044	15,044
The unrealized fair value of these contracts at September 30, 2017 was $(10.0) million.
Forward contracts – fuel oil, gas oil, diesel
During the nine months ended September 30, 2017, the Company entered into additional series of forward contracts for the purchase of 37,246,000 litres of fuel oil, 21,576,000 litres of gas oil and 1,079,000 litres of diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2017:

	2017	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	7,244	39,482	22,662	777	70,165
Average strike price	$0.29	$0.30	$0.29	$0.28	$0.30

Forward – gas oil:
Litres (thousands)	4,330	18,459	12,908	445	36,142
Average strike price	$0.41	$0.40	$0.40	$0.39	$0.40

Forward – diesel:
Litres (thousand)	2,029	3,910	1,399	47	7,385
Average strike price	$0.41	$0.41	$0.43	$0.41	$0.41
The unrealized fair value of these contracts at September 30, 2017 was $3.0 million.
Interest Rate Swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at September 30, 2017 was $1.0 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Financial Instruments

As at September 30, 2017, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at September 30, 2017		As at December 31, 2016
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	8,950	—	10,028	—
Convertible senior subordinated notes (Note 8)	—	(272,461)	—	(262,793)
Gold forward contracts (Note 12)	—	(10,029)	—	(10,017)
Fuel derivative contracts (Note 12)	—	2,991	—	2,760
Interest rate swaps (Note 12)	—	999	—	1,122
Gold collar contracts	—	—	—	112

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14    Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
	$	$	$	$

Consolidated income before income taxes	25,221	44,822	44,623	35,992
Canadian federal and provincial income tax rates	26.00%	26.00%	26.00%	26.00%
Income tax expense at statutory rates	6,557	11,654	11,602	9,358

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	1,119	(11,397)	(16,304)	(30,557)
Non-deductible expenditures	3,969	1,992	9,541	5,869
Losses for which no tax benefit has been recorded	(213)	5,973	11,844	21,153
Withholding tax and minimum tax	1,227	2,690	7,355	6,108
Change due to foreign exchange	205	(3,234)	(5,557)	(3,607)
Change in accruals for tax audits	5	1,000	(647)	1,000
Amounts over provided in prior years	(545)	—	(545)	—
Tax benefit of tax holiday extension	—	527	—	(3,876)
Changes in estimates of deferred tax assets	(13)	—	25	—
Non-deductible portion of losses (gains)	517	(61)	209	21
Income tax expense	12,828	9,144	17,523	5,469

Current income tax, withholding and other taxes	6,975	6,664	14,233	14,999
Deferred income tax expense (recovery)	5,853	2,480	3,290	(9,530)
Income tax expense	12,828	9,144	17,523	5,469

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash charges (credits):

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
	$	$	$	$

Depreciation and depletion	37,551	44,234	118,946	117,485
Delivery into prepaid sales (Note 10)	(15,000)	—	(45,000)	—
Unrealized (gain) loss on fair value of convertible notes (Note 8)	(8,046)	9,276	3,932	52,669
Share-based payments (Note 9)	3,938	3,963	13,252	11,435
Gain on sale of Lynn Lake royalty (Note 6)	—	—	(6,593)	—
Unrealized (gains) losses on derivative instruments	(2,454)	(12,532)	16	(2,432)
Write-down of mineral property interests (Note 6)	2,046	9,749	3,485	13,616
Write-down of long-term investments (Note 5)	157	3	1,613	185
Accretion of mine restoration provisions	461	249	1,398	878
Provision for non-recoverable input taxes	(208)	479	1,340	1,508
Deferred income tax expense (recovery) (Note 14)	5,853	2,480	3,290	(9,530)
Other	3,079	(467)	5,699	4,230
	27,377	57,434	101,378	190,044

Changes in non-cash working capital:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
	$	$	$	$

Accounts receivable and prepaids	(1,273)	803	(4,399)	1,373
Value-added and other tax receivables	818	(324)	(2,940)	3,868
Inventories	(2,721)	(11,292)	(10,724)	(21,112)
Accounts payable and accrued liabilities	2,430	1,598	(171)	7,121
Income and other taxes payables	3,257	2,336	(4,580)	(1,851)
	2,511	(6,879)	(22,814)	(10,601)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
	$	$	$	$

Masbate Mine, exploration	(1,169)	(1,590)	(3,979)	(3,268)
Libertad Mine, exploration	(1,996)	(1,368)	(5,465)	(3,097)
Limon Mine, exploration	(1,929)	(1,122)	(4,155)	(2,489)
Otjikoto Mine, exploration	(320)	(696)	(753)	(1,346)
Fekola Project, exploration	(2,475)	(1,151)	(6,215)	(2,437)
Kiaka Project, exploration	(1,685)	(617)	(3,639)	(1,754)
Fekola Regional, exploration	(2,306)	(1,217)	(5,890)	(2,912)
Toega Project, exploration	(1,127)	(695)	(4,270)	(1,635)
Other	(1,935)	(2,083)	(6,249)	(4,434)
	(14,942)	(10,539)	(40,615)	(23,372)

Non-cash investing and financing activities:

	For the three months ended Sept. 30, 2017	For the three months ended Sept. 30, 2016	For the nine months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2016
	$	$	$	$

Common shares issued for mineral interest	—	1,500	—	1,716
Share-based payments, capitalized to mineral property interests	1,086	254	2,834	895
Interest expense, capitalized to mineral property interests	6,299	3,050	15,952	6,954
Current liabilities relating to mineral property expenditures	2,100	8,096	12,005	1,488

A subsidiary of the Company, Kronk Resources Inc, has $1.1 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16	Segmented Information

The Company’s reportable operating segments include its mining operations and development projects, namely the Fekola, Otjikoto, Masbate, Libertad, and Limon mines, and the Kiaka and Gramalote projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended September 30, 2017
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

External gold revenue	64,522	56,492	16,721	1,374	—	—	—	—	15,000	154,109
Intersegment gold revenue	—	—	5,018	11,601	—	—	—	—	(16,619)	—
Production costs	23,391	24,147	14,774	10,465	—	—	—	—	—	72,777
Depreciation & depletion	18,351	9,143	6,382	3,675	—	—	—	—	52	37,603
Net income (loss)	6,884	13,097	(3,880)	(3,639)	3,621	644	—	(1,255)	(3,079)	12,393
Capital expenditures	21,201	7,283	7,864	6,470	67,793	1,685	3,512	5,368	164	121,340
Total assets	479,270	525,428	102,436	67,577	1,159,842	69,045	61,671	75,395	38,535	2,579,199

	For the three months ended September 30, 2016
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	60,057	75,653	41,886	15,453	—	—	—	—	—	193,049
Production costs	15,830	24,416	21,725	7,971	—	—	—	—	—	69,942
Depreciation & depletion	14,181	11,547	14,475	4,031	—	—	—	—	51	44,285
Net income (loss)	25,149	30,208	3,172	51	1,457	274	—	(9,725)	(14,908)	35,678
Capital expenditures	8,219	6,502	3,655	3,450	65,330	617	1,990	3,977	25	93,765
Total assets	470,336	517,484	126,538	72,549	807,331	62,013	46,001	57,656	74,225	2,234,133

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the nine months ended September 30, 2017
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

External gold revenue	167,169	184,413	65,377	2,728	—	—	—	—	45,000	464,687
Intersegment gold revenue	—	—	19,670	29,067	—	—	—	—	(48,737)	—
Production costs	60,292	78,725	54,063	27,542	—	—	—	—	—	220,622
Depreciation & depletion	47,570	27,373	30,922	13,081	—	—	—	—	148	119,094
Net income (loss)	28,465	56,035	(11,943)	(16,939)	5,193	2,012	—	(1,267)	(34,456)	27,100
Capital expenditures	36,841	40,459	23,602	15,131	214,324	3,639	8,692	16,408	281	359,377
Total assets	479,270	525,428	102,436	67,577	1,159,842	69,045	61,671	75,395	38,535	2,579,199

	For the nine months ended September 30, 2016
	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Fekola Project	Kiaka Project	Gramalote Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$	$

Gold revenue	146,476	199,502	115,097	41,029	—	—	—	—	—	502,104
Production costs	43,126	69,047	60,817	24,742	—	—	—	—	—	197,732
Depreciation & depletion	37,430	30,890	37,042	12,123	—	—	—	—	152	117,637
Net income (loss)	46,938	83,721	8,523	(3,896)	1,371	94	—	(9,605)	(96,623)	30,523
Capital expenditures	35,196	25,530	17,084	7,778	164,056	1,754	4,806	8,980	(255)	264,929
Total assets	470,336	517,484	126,538	72,549	807,331	62,013	46,001	57,656	74,225	2,234,133
The Company’s mining interests are located in the following geographical locations:

	September 30, 2017	December 31, 2016
	$	$
Mining interests
Mali	1,169,275	923,122
Philippines	429,311	413,113
Namibia	378,629	387,874
Nicaragua	114,192	122,095
Colombia	90,687	82,728
Burkina Faso	81,793	72,422
Finland	2,044	1,642
Canada	619	487
Other	957	597
	2,267,507	2,004,080

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Commitments

As at September 30, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $4.5 million for Fekola Project equipment and development costs, of which $3.5 million is expected to be incurred in 2017 and $1.0 million is expected to be incurred in 2018.

•	For payments of $12.1 million for mobile equipment at the Masbate Mine, $8.5 million of which is expected to be incurred in 2017 and $3.6 million of which is expected to be incurred in 2018.

•	For payments of $2.2 million for upgrades to the power plant at the Masbate Mine, all of which is expected to be incurred in 2017.

•
For payments of $3.5 million for construction of a Solar Plant at the Otjikoto Mine, $2.2 million of which is expected to be incurred in 2017 and $1.3 million of which is expected to be incurred in 2018.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the nine months ended September 30, 2017
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Sept. 30, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals/ write-offs	Balance at Sept. 30, 2017	As at Sept. 30, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	481,378	36,500	(2,460)	2,464	—	517,882	(95,698)	(49,045)	224	(144,519)	373,363	385,680
Masbate	517,457	43,749	—	—	—	561,206	(165,224)	(27,551)	—	(192,775)	368,431	352,233
Libertad	300,816	23,697	(224)	—	—	324,289	(226,488)	(32,322)	63	(258,747)	65,542	74,328
Limon	151,186	15,834	(894)	—	—	166,126	(107,255)	(15,151)	771	(121,635)	44,491	43,931
	1,450,837	119,780	(3,578)	2,464	—	1,569,503	(594,665)	(124,069)	1,058	(717,676)	851,827	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	—	—	60,880	—	—	—	—	60,880	60,880

Mine under construction
Fekola	908,855	243,848	—	—	—	1,152,703	—	—	—	—	1,152,703	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	3,844	—	—	—	68,751	—	—	—	—	68,751	64,907
Mocoa	29,004	12	—	—	—	29,016	—	—	—	—	29,016	29,004
Fekola Regional	9,326	5,890	—	—	—	15,216	—	—	—	—	15,216	9,326
Toega	4,819	4,270	—	—	—	9,089	—	—	—	—	9,089	4,819
Other	15,906	6,245	(1,292)	—	—	20,859	—	—	—	—	20,859	15,906
	123,962	20,261	(1,292)	—	—	142,931	—	—	—	—	142,931	123,962

Corporate
Office, furniture & equipment	1,827	281	—	—	—	2,108	(1,340)	(149)	—	(1,489)	619	487

	2,546,361	384,170	(4,870)	2,464	—	2,928,125	(596,005)	(124,218)	1,058	(719,165)	2,208,960	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	7,947	—	—	—	61,671	—	—	—	—	61,671	53,724

	2,600,085	392,117	(4,870)	2,464	—	2,989,796	(596,005)	(124,218)	1,058	(719,165)	2,270,631	2,004,080

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 18)
For the year ended December 31, 2016
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost						Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2015	Additions	Disposals/ write-offs	Reclass	Cumulative translation adjustment	Balance at Dec. 31, 2016	Balance at Dec. 31, 2015	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2016	As at Dec. 31, 2016	As at Dec. 31, 2015
	$	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Otjikoto	437,591	45,880	(882)	(1,211)	—	481,378	(41,810)	(54,270)	382	(95,698)	385,680	395,781
Masbate	472,021	35,128	(1,494)	11,802	—	517,457	(125,574)	(40,519)	869	(165,224)	352,233	346,447
Libertad	272,295	29,020	(499)		—	300,816	(169,721)	(57,001)	234	(226,488)	74,328	102,574
Limon	140,791	10,480	(85)		—	151,186	(87,197)	(20,101)	43	(107,255)	43,931	53,594
	1,322,698	120,508	(2,960)	10,591	—	1,450,837	(424,302)	(171,891)	1,528	(594,665)	856,172	898,396

Undeveloped mineral interests
Masbate	72,682	—	—	(11,802)	—	60,880	—	—	—	—	60,880	72,682

Mine under construction
Fekola	631,524	276,776	—	555	—	908,855	—	—	—	—	908,855	631,524

Exploration & evaluation properties (non-depletable)
Kiaka	61,527	3,380	—	—	—	64,907	—	—	—	—	64,907	61,527
Mocoa	28,717	287	—	—	—	29,004	—	—	—	—	29,004	28,717
Calibre	11,252	514	(11,766)	—	—	—	—	—	—	—	—	11,252
Fekola Regional	4,212	5,114	—	—	—	9,326	—	—	—	—	9,326	4,212
Toega	1,812	3,007	—	—	—	4,819	—	—	—	—	4,819	1,812
Other	12,316	7,455	(3,865)	—	—	15,906	—	—	—	—	15,906	12,316
	119,836	19,757	(15,631)	—	—	123,962	—	—	—	—	123,962	119,836

Corporate
Office, furniture & equipment	2,062	(235)	—	—	—	1,827	(1,134)	(206)	—	(1,340)	487	928

	2,148,802	416,806	(18,591)	(656)	—	2,546,361	(425,436)	(172,097)	1,528	(596,005)	1,950,356	1,723,366

Investments in joint ventures (accounted for using the equity method)
Gramalote	41,193	12,531	—	—	—	53,724	—	—	—	—	53,724	41,193
Quebradona	1,201	—	(1,201)	—	—	—	—	—	—	—	—	1,201
	42,394	12,531	(1,201)	—	—	53,724	—	—	—	—	53,724	42,394

	2,191,196	429,337	(19,792)	(656)	—	2,600,085	(425,436)	(172,097)	1,528	(596,005)	2,004,080	1,765,760